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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GRIC Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

398081109

(Cusip Number)

Chua Joo Hock
Vertex Management Inc.
Three Lagoon Drive, Suite 220
Redwood City, CA 94065
(650) 232 -2700

Eileen Duffy Robinett, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398081109			13D/A	2 of 28

1.	Name of Reporting Person: Vertex Technology Fund Ltd (“VTF”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock [1,2]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 613,703 shares of Common Stock[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[1,2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[1]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 613,703 shares of Common Stock are held of record by VTF. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held of record by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. The voting of the 613,703 shares of Common Stock held of record by VTF are also subject, with respect to certain matters, to a voting agreement entered into on January 30, 2002, as amended and restated as of April 19, 2002, by and among GRIC Communications, Inc. (“GRIC”) and the Investors and Stockholders listed on Schedules A and B with respect thereto (the “Voting Agreement”).

[2]	Includes (i) 6,615,992 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than VTF which are subject to the Voting Agreement and (ii) 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by persons other than VTF which are subject to the Voting Agreement and were purchased pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement dated as of January 30, 2002, as amended and restated as of April 19, 2002, among GRIC and the investors thereunder (the “Purchase Agreement”). Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF with respect to the particular matters subject to the Voting Agreement. VTF expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	3 of 28

1.	Name of Reporting Person: Vertex Technology Fund (II) Ltd (“VTF2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock [3,4,5]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 300,036 shares of Common Stock[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[3,4,5]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[3]	Unless otherwise indicated, share information is as of October 24, 2003. Includes 300,036 shares of Common Stock held by VTF2. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

[4]	Includes 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

[5]	Includes 6,929,659 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than VTF2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	4 of 28

1.	Name of Reporting Person: Vertex Technology Fund (III) Ltd (“VTF3”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock[6,7,8]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 300,036 shares of Common Stock[6]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[6,7,8]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[6]	Unless otherwise indicated, share information is as of October 24, 2003. Includes 300,036 shares of Common Stock held by VTF3. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF3 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF3, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

[7]	Includes 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

[8]	Includes 6,929,659 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than VTF3 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	5 of 28

1.	Name of Reporting Person: Vertex Investment (II) Ltd (“VI2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock[9,10,11]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 882,723 shares of Common Stock[9]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[9,10,11]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[9]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 882,723 shares of Common Stock are held of record by VI2. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the 882,723 shares of Common Stock held of record by VI2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares. The voting of the 882,723 shares of Common Stock held of record by VI2 are also subject, with respect to certain matters, to the Voting Agreement.

[10]	Includes 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

[11]	Includes 6,346,972 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than VI2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	6 of 28

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd (“VM2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 2,096,498 shares of Common Stock[12]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 2,096,498 shares of Common Stock[12]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,096,498 shares of Common Stock[12]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☒ See footnote 12

13.	Percent of Class Represented by Amount in Row (11): 7.8%*

14.	Type of Reporting Person (See Instructions): CO

[12]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 613,703 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 882,723 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), and 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”). VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as a holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. VM2 disclaims beneficial ownership of such shares. The voting of the 2,096,498 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,900,146 shares of Common Stock and options exercisable within 60 days of October 24, 2003 held by other parties to the Voting Agreement, or 5,625,320 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement nor does it include 15,250 shares of Common Stock issuable upon exercise of option held by Mr. Lee for the benefit of Vertex Investment International (I) Inc. (“VII1”), which are exercisable within 60 days of October 24, 2003.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003.

CUSIP No. 398081109			13D/A	7 of 28

1.	Name of Reporting Person: Lee Kheng Nam (“Lee”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 2,112,048 shares of Common Stock[13]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 2,112,048 shares of Common Stock[13]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,112,048 shares of Common Stock[13]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☒ See footnote 13

13.	Percent of Class Represented by Amount in Row (11): 7.9%*

14.	Type of Reporting Person (See Instructions): IN

[13]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 613,703 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 882,723 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”), and 15,550 shares of Common Stock are subject to options held by Mr. Lee which are exercisable within 60 days of October 24, 2003. Pursuant to an agreement between Vertex Investment International (I) Inc. and Mr. Lee, any economic benefit derived from 15,250 of the options held by Mr. Lee will inure to the benefit of Vertex Investment International (I) Inc. VM2 and Mr. Lee, as its President, may be deemed to have the power to vote and dispose of the shares held directly by VTF, VI2, VTF2 and VTF3 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. Mr. Lee disclaims beneficial ownership of such shares. The voting of the 2,096,498 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the (i) 6,900,146 shares of Common Stock and options exercisable within 60 days of October 24, 2003 held by other parties to the Voting Agreement (including those held by Singapore Computer Systems Ltd (“SCS”), of which Green Dot Capital Pte Ltd. (“GDCPL”) is a majority shareholder, of which Mr. Lee is a director), or (ii) 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 Series A Preferred Stock and issuable upon conversion of 1,506,024 shares of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 15,550 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise of options that are held by Mr. Lee.

CUSIP No. 398081109			13D/A	8 of 28

1.	Name of Reporting Person: Vertex Venture Holdings Ltd (“VVH”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 2,096,498 shares of Common Stock[14]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 2,096,498 shares of Common Stock[14]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,096,498 shares of Common Stock[14]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☒ See footnote 14

13.	Percent of Class Represented by Amount in Row (11): 7.8%*

14.	Type of Reporting Person (See Instructions): CO

[14]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 613,703 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 882,723 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), and 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”). Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VTF2 and VTF3. In addition, Vertex Management (II) Pte. Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, VVH does not purport to concede that it is the beneficial owner of the shares held by VTF, VI2, VTF2 or VTF3. The voting of the 2,096,498 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,900,146 shares of Common Stock and options exercisable within 60 days of October 24, 2003 held by other parties to the Voting Agreement, or 5,625,320 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 15,250 shares of Common Stock subject to options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc., of which VVH is the majority shareholder, which are exercisable within 60 days of October 24, 2003.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003.

CUSIP No. 398081109			13D/A	9 of 28

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd (“EHP”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 2,096,498 shares of Common Stock[15]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 2,096,498 shares of Common Stock[15]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,096,498 shares of Common Stock[15]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): See footnote 15☒

13.	Percent of Class Represented by Amount in Row (11): 7.8%*

14.	Type of Reporting Person (See Instructions): CO

[15]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 613,703 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 882,723 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), and 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”). Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VTF2 and VTF3. In addition, Vertex Management (II) Pte. Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, EHP does not purport to concede that it is the beneficial owner of the shares held by VTF, VI2, VTF2 or VTF3. The voting of the 2,096,498 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,900,146 shares of Common Stock and options exercisable within 60 days of October 24, 2003 held by other parties to the Voting Agreement, or 5,625,320 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 15,250 shares of Common Stock subject to options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc., of which VVH is the majority shareholder, which are exercisable within 60 days of October 24, 2003.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003.

CUSIP No. 398081109			13D/A	10 of 28

1.	Name of Reporting Person: Green Dot Capital (BVI) Inc (“GDC BVI”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock[16,17,18]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 75,301 shares of Common Stock[16]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[16,17,18]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[16]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 75,301 shares of Common Stock held by GDC BVI. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

[17]	Includes 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

[18]	Includes 7,154,394 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than GDC BVI which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	11 of 28

1.	Name of Reporting Person: STT Ventures Ltd (“STT”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock[19,20,21]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock[19]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[19,20,21]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[19]	Unless otherwise indicated, share information is as of October 24, 2003. Includes 543,981 shares of Common Stock held by STT. All of such shares are subject to the Voting Agreement. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[20]	Includes 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

[21]	Includes 6,685,714 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than STT which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	12 of 28

1.	Name of Reporting Person: STT Communications Ltd (“STT Comm”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock[22,23,24]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock[22]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[22,23,24]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[22]	Unless otherwise indicated, share information is as of October 24, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. STT Comm is the sole shareholder of STT. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[23]	Includes 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

[24]	Includes 6,685,714 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than STT Comm which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

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1.	Name of Reporting Person: Singapore Technologies Telemedia Pte Ltd (“ST Tel”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 543,981 shares of Common Stock[25,26,27]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock[25]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,981 shares of Common Stock[25,26,27]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☒ See footnote 26 and 27

13.	Percent of Class Represented by Amount in Row (11): 2.1%*

14.	Type of Reporting Person (See Instructions): CO

[25]	Unless otherwise indicated, share information is as of October 24, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm which is the sole shareholder of STT, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[26]	Does not include 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by parties to the Purchase Agreement other than STT.

[27]	Does not include 6,685,714 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than STT and STT Comm which are subject to the Voting Agreement.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003.

CUSIP No. 398081109			13D/A	14 of 28

1.	Name of Reporting Person: Singapore Computer Systems Ltd (“SCS”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 14,621,964 shares of Common Stock[28,29,30]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 153,128 shares of Common Stock[28]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,621,964 shares of Common Stock[28,29,30]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%*

14.	Type of Reporting Person (See Instructions): CO

[28]	Unless otherwise indicated, share information is as of October 24, 2003. Includes 153,128 shares of Common Stock held by SCS. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the majority shareholder of SCS, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

[29]	Includes 5,625,320 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and 1,506,024 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

[30]	Includes 7,076,567 shares of Common Stock and options to purchase 1,766,949 shares of Common Stock exercisable within 60 days of October 24, 2003 held of record by persons other than SCS which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003, and 7,392,269 shares of Common Stock that may be obtained within 60 days of October 24, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	15 of 28

1.	Name of Reporting Person: Singapore Technologies Pte Ltd (“STPL”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 2,868,908 shares of Common Stock[31]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 2,868,908 shares of Common Stock[31]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,868,908 shares of Common Stock[31]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☒ See footnote 31

13.	Percent of Class Represented by Amount in Row (11): 10.7%*

14.	Type of Reporting Person (See Instructions): CO

[31]	Unless otherwise indicated, share information is as of October 24, 2003. Of these shares, 613,703 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 882,723 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 153,128 shares of Common Stock are owned directly by Singapore Computer Systems Ltd (“SCS”), 543,981 shares of Common Stock are owned directly by STT Ventures Ltd (“STT”), 75,301 shares of Common Stock are owned directly by Green Dot Capital (BVI) Inc (“GDC BVI”), 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), and 300,036 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”). Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, and Ellensburg Holding Pte Ltd (“Ellensburg”), as the sole shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by such entities. In addition, Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3 and VI2 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI and the majority shareholder of SCS, may be deemed to have the power to vote and dispose of the shares held by GDC BVI and SCS. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, and Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, may be deemed to have the power to vote and dispose of the shares held by STT. STPL, as (i) the sole shareholder of Ellensburg which is the sole shareholder of VVH, and (ii) the sole shareholder of GDCPL and ST Tel, may also be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3, VI2, STT, SCS and GDC BVI. By this filing, STPL does not purport to concede that it is the beneficial owner of such shares. The voting of the 2,868,908 shares of Common Stock held of record by VTF, VI2, SCS, STT, GDC BVI, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,127,736 shares of Common Stock and options exercisable within 60 days of October 24, 2003 held by other parties to the Voting Agreement, or 5,625,320 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 15,250 shares of Common Stock subject to options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc., of which VVH is the majority shareholder, which are exercisable within 60 days of October 24, 2003.

*	Based on 26,742,484 shares of Common Stock outstanding as of October 24, 2003.

CUSIP No. 398081109	13D/A	16 of 28

     This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is filed on behalf of the entities and natural persons identified under the headings “Entities” and “Natural Persons” (the “Reporting Persons”) in the Statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons on April 29, 2002, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 26, 2003 (“Amendment No. 1”) and Amendment No. 2 thereto filed by the Reporting Persons on October 9, 2003 (“Amendment No. 2”) with respect to the shares of Common Stock, par value $0.001 per share, of GRIC Communications, Inc. (“GRIC” or the “Issuer”), with its principal executive offices at 1421 McCarthy Boulevard, Milpitas, California 95035. This Amendment No. 3 amends and supplements the Original Statement, as previously amended by Amendment No. 1 and Amendment No. 2. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement, as previously amended, to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement, as previously amended.

Item 2. Identity and Background.

Item 2 to Amendment No. 2 is hereby amended to provide the attached updated information set forth on Schedule A attached hereto to Schedule A of Amendment No. 2.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended to provide the following updated information:

(a) and (b) Ownership of Shares of GRIC

     The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement is provided as of October 24, 2003 (except for information regarding options exercisable within 60 days, which is provided within 60 days of October 24, 2003). The information included in this Amendment No. 3 with respect to share ownership by parties to the Voting Agreement other than the Reporting Persons is based solely upon information provided to the Reporting Persons by GRIC.

Amount beneficially owned:
See Row 11 of the cover page for each Reporting Person.

Percent of class:
See Row 13 of the cover page for each Reporting Person.

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 7 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 8 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 9 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 10 of the cover page for each Reporting Person.

(c)	Recent Transactions

     The Reporting Persons have effected the following transactions in GRIC’s Common Stock between September 10, 2003 (the date as of which beneficial ownership information was

CUSIP No. 398081109	13D/A	17 of 28

provided in Amendment No. 2) and October 24, 2003, and, to their knowledge, no person named in Item 2 (including Schedule A hereto) to the Original Statement, as previously amended, has effected any other transactions in GRIC’s Common Stock between September 10, 2003 and October 24, 2003. The following information does not include transactions (if any) that may have been effected by parties to the Voting Agreement, other than the Reporting Persons.

Conversions of Preferred Stock and Warrant Exercises

     On September 26, 2003, GDC BVI exercised warrants for (i) 30,120 shares of Series A Preferred Stock of the Issuer, with an exercise price of $1.66 per share, which GDC BVI subsequently converted on October 3, 2003 on a 1-for-1 basis into shares of Common Stock of the Issuer, and (ii) 45,181 shares of Series A Preferred Stock of the Issuer, with an exercise price of $2.49 per share, which GDC BVI subsequently converted on October 3, 2003 on a 1-for-1 basis into shares of Common Stock of the Issuer.

     On October 16, 2003, VTF net exercised warrants for (i) 60,241 shares of Series A Preferred Stock of the Issuer, with an exercise price of $1.66 per share, and based on the net conversion ratio received a net amount of 47,420 shares of Series A Preferred Stock of the Issuer, which VTF subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer, and (ii) 90,361 shares of Series A Preferred Stock of the Issuer, with an exercise price of $2.49 per share, and based on the net conversion ratio received a net amount of 61,515 shares of Series A Preferred Stock of the Issuer, which VTF subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer.

     On October 16, 2003, VTF2 net exercised warrants for (i) 60,241 shares of Series A Preferred Stock of the Issuer, with an exercise price of $1.66 per share, and based on the net conversion ratio received a net amount of 47,420 shares of Series A Preferred Stock of the Issuer, which VTF2 subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer, and (ii) 90,361 shares of Series A Preferred Stock of the Issuer, with an exercise price of $2.49 per share, and based on the net conversion ratio received a net amount of 61,515 shares of Series A Preferred Stock of the Issuer, which VTF2 subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer.

     On October 16, 2003, VTF3 net exercised warrants for (i) 60,241 shares of Series A Preferred Stock of the Issuer, with an exercise price of $1.66 per share, and based on the net conversion ratio received a net amount of 47,420 shares of Series A Preferred Stock of the Issuer, which VTF3 subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer, and (ii) 90,361 shares of Series A Preferred Stock of the Issuer, with an exercise price of $2.49 per share, and based on the net conversion ratio received a net amount of 61,515 shares of Series A Preferred Stock of the Issuer, which VTF3 subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer.

Sales

     VTF sold 1,954 shares of Common Stock of the Issuer at an average price of $7.00 per share on October 1, 2003 on the open market, 34,892 shares of Common Stock of the Issuer at an average price of $7.3379 per share on October 2, 2003 on the open market, 40,514 shares of Common Stock of the Issuer at an average price of $7.6325 per share on October 3, 2003 on the open market, 45,570 shares of Common Stock of the Issuer at an average price of $7.2491 per share on October 6, 2003 on the open market, 44,100 shares of Common Stock of the Issuer at an average price of $7.5581 per share on October 7, 2003 on the open market, 52,970 shares of Common Stock of the Issuer at an average price of $8.0412 per share on October 8, 2003 on the open market, 95,412 shares of Common Stock of the Issuer at an average price of $8.1203 per share on October 10, 2003 on the open market, 26,460 shares of Common Stock of the Issuer at

CUSIP No. 398081109	13D/A	18 of 28

an average price of $8.1093 per share on October 13, 2003 on the open market, 16,464 shares of Common Stock of the Issuer at an average price of $8.0205 per share on October 14, 2003 on the open market, 3,234 shares of Common Stock of the Issuer at an average price of $8.0791 per share on October 15, 2003 on the open market, 28,812 shares of Common Stock of the Issuer at an average price of $7.6567 per share on October 16, 2003 on the open market, 8,232 shares of Common Stock of the Issuer at an average price of $7.5509 per share on October 17, 2003 on the open market, 6,762 shares of Common Stock of the Issuer at an average price of $7.4946 per share on October 20, 2003 on the open market, 5,624 shares of Common Stock of the Issuer at an average price of $7.2705 per share on October 21, 2003 on the open market, 11,760 shares of Common Stock of the Issuer at an average price of $7.0760 per share on October 22, 2003 on the open market, and 10,548 shares of Common Stock of the Issuer at an average price of $7.0284 per share on October 24, 2003 on the open market.

     VI2 sold 2,646 shares of Common Stock of the Issuer at an average price of $7.00 per share on October 1, 2003 on the open market, 47,233 shares of Common Stock of the Issuer at an average price of $7.3379 per share on October 2, 2003 on the open market, 54,846 shares of Common Stock of the Issuer at an average price of $7.6325 per share on October 3, 2003 on the open market, 61,690 shares of Common Stock of the Issuer at an average price of $7.2491 per share on October 6, 2003 on the open market, 59,700 shares of Common Stock of the Issuer at an average price of $7.5581 per share on October 7, 2003 on the open market, 70,885 shares of Common Stock of the Issuer at an average price of $8.0412 per share on October 8, 2003 on the open market, 129,088 shares of Common Stock of the Issuer at an average price of $8.1203 per share on October 10, 2003 on the open market, 35,820 shares of Common Stock of the Issuer at an average price of $8.1093 per share on October 13, 2003 on the open market, 22,288 shares of Common Stock of the Issuer at an average price of $8.0205 per share on October 14, 2003 on the open market, 4,378 shares of Common Stock of the Issuer at an average price of $8.0791 per share on October 15, 2003 on the open market, 39,004 shares of Common Stock of the Issuer at an average price of $7.6567 per share on October 16, 2003 on the open market, 11,144 shares of Common Stock of the Issuer at an average price of $7.5509 per share on October 17, 2003 on the open market, 9,154 shares of Common Stock of the Issuer at an average price of $7.4946 per share on October 20, 2003 on the open market, 7,624 shares of Common Stock of the Issuer at an average price of $7.2705 per share on October 21, 2003 on the open market, 15,920 shares of Common Stock of the Issuer at an average price of $7.0760 per share on October 22, 2003 on the open market, and 15,156 shares of Common Stock of the Issuer at an average price of $7.0284 per share on October 24, 2003 on the open market.

     VTF2 sold 20,000 shares of Common Stock of the Issuer at an average price of $7.6223 per share on September 26, 2003 on the open market, 30,100 shares of Common Stock of the Issuer at an average price of $7.1294 per share on September 29, 2003 on the open market, 75,000 shares of Common Stock of the Issuer at an average price of $6.9657 per share on September 30, 2003 on the open market, 63,800 shares of Common Stock of the Issuer at an average price of $7.0114 per share on October 1, 2003 on the open market, 15,400 shares of Common Stock of the Issuer at an average price of $7.3738 per share on October 2, 2003 on the open market, 21,220 shares of Common Stock of the Issuer at an average price of $7.6387 per share on October 3, 2003 on the open market, 23,870 shares of Common Stock of the Issuer at an average price of $7.2491 per share on October 6, 2003 on the open market, 23,100 shares of Common Stock of the Issuer at an average price of $7.5581 per share on October 7, 2003 on the open market, 27,510 shares of Common Stock of the Issuer at an average price of $8.0412 per share on October 8, 2003 on the open market, 50,000 shares of Common Stock of the Issuer at an average price of $8.1527 per share on October 9, 2003 on the open market, 13,860 shares of Common Stock of the Issuer at an average price of $8.1093 per share on October 13, 2003 on the open market, 8,624 shares of Common Stock of the Issuer at an average price of $8.0205 per share on October 14, 2003 on the open market, 1,694 shares of Common Stock of the Issuer at an

CUSIP No. 398081109	13D/A	19 of 28

average price of $8.0791 per share on October 15, 2003 on the open market, 15,092 shares of Common Stock of the Issuer at an average price of $7.6567 per share on October 16, 2003 on the open market, 4,312 shares of Common Stock of the Issuer at an average price of $7.5509 per share on October 17, 2003 on the open market, 3,542 shares of Common Stock of the Issuer at an average price of $7.4946 per share on October 20, 2003 on the open market, 2,876 shares of Common Stock of the Issuer at an average price of $7.2705 per share on October 21, 2003 on the open market, 6,160 shares of Common Stock of the Issuer at an average price of $7.0760 per share on October 22, 2003 on the open market, and 5,148 shares of Common Stock of the Issuer at an average price of $7.0284 per share on October 24, 2003 on the open market.

     VTF3 sold 20,000 shares of Common Stock of the Issuer at an average price of $7.6223 per share on September 26, 2003 on the open market, 30,100 shares of Common Stock of the Issuer at an average price of $7.1294 per share on September 29, 2003 on the open market, 75,000 shares of Common Stock of the Issuer at an average price of $6.9657 per share on September 30, 2003 on the open market, 63,800 shares of Common Stock of the Issuer at an average price of $7.0114 per share on October 1, 2003 on the open market, 15,400 shares of Common Stock of the Issuer at an average price of $7.3738 per share on October 2, 2003 on the open market, 21,220 shares of Common Stock of the Issuer at an average price of $7.6387 per share on October 3, 2003 on the open market, 23,870 shares of Common Stock of the Issuer at an average price of $7.2491 per share on October 6, 2003 on the open market, 23,100 shares of Common Stock of the Issuer at an average price of $7.5581 per share on October 7, 2003 on the open market, 27,510 shares of Common Stock of the Issuer at an average price of $8.0412 per share on October 8, 2003 on the open market, 50,000 shares of Common Stock of the Issuer at an average price of $8.1527 per share on October 9, 2003 on the open market, 13,860 shares of Common Stock of the Issuer at an average price of $8.1093 per share on October 13, 2003 on the open market, 8,624 shares of Common Stock of the Issuer at an average price of $8.0205 per share on October 14, 2003 on the open market, 1,694 shares of Common Stock of the Issuer at an average price of $8.0791 per share on October 15, 2003 on the open market, 15,092 shares of Common Stock of the Issuer at an average price of $7.6567 per share on October 16, 2003 on the open market, 4,312 shares of Common Stock of the Issuer at an average price of $7.5509 per share on October 17, 2003 on the open market, 3,542 shares of Common Stock of the Issuer at an average price of $7.4946 per share on October 20, 2003 on the open market, 2,876 shares of Common Stock of the Issuer at an average price of $7.2705 per share on October 21, 2003 on the open market, 6,160 shares of Common Stock of the Issuer at an average price of $7.0760 per share on October 22, 2003 on the open market, and 5,148 shares of Common Stock of the Issuer at an average price of $7.0284 per share on October 24, 2003 on the open market.

     All of the foregoing sales were made under Rule 144, as promulgated under the Securities Act of 1933, or pursuant to a registration statement filed by the Issuer on Form S-3 (File No. 333-88492).

Option Grants

     On October 29, 2003, Mr. Lee exercised options to purchase 4,050 shares of the Issuer’s Common Stock at an exercise price of $3.20 and sold those shares the same day for $7.02 per share on the open market, and exercised option to purchase 2,400 shares of the Issuer’s Common Stock at an exercise price of $2.1197 per share and sold those shares the same day for $7.02 per share on the open market.

(d)	Right to Receive Dividends

     Under certain circumstances set forth in the organizational documents of each of VTF, VI2, VTF2, VTF3, STT, SCS and GDC BVI, the shareholders of each of such entities may under certain circumstances be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of GRIC owned by each such entity of which they are a shareholder. No

CUSIP No. 398081109	13D/A	20 of 28

other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

(e)	Ownership of Less Than 5% of the Class of Securities

     ST Tel, the majority shareholder of STT Comm which is the sole shareholder of STT, may be deemed to own less than 5% of the outstanding Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 3.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002)

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vertex Technology Fund Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: November 12, 2003	By:	/s/	Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte. Ltd

Date: November 12, 2003	By:	/s/	Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte. Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

CUSIP No. 398081109	13D/A	22 of 28

Lee Kheng Nam

Date: November 7, 2003		/s/	Lee Kheng Nam

Green Dot Capital (BVI) Inc

Date: November 10, 2003	By:	/s/	Ng Hark Seng

Ng Hark Seng
	Title:	Director

STT Ventures Ltd

Date: November 12, 2003	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev

STT Communications Ltd

Date: November 12, 2003	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev

Singapore Technologies Telemedia Pte Ltd

Date: November 12, 2003	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev

Singapore Computer Systems Ltd

Date: November 7, 2003	By:	/s/	Pek Yew Chai

Pek Yew Chai
	Title:	President, CEO and Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 398081109	13D/A	23 of 28

SCHEDULE A

Schedule A of Amendment No. 1 and Schedule A of Amendment No. 2 is hereby amended to delete the lists related to the directors and officers of VM2, VVH, STPL, ST Tel and STT Comm thereof and to replace the lists with the following:

The following is a list of the directors and executive officers of VM2:

Name, Business Address and Position
at VM2	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, VM2)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

Mr. Lee Kheng Nam 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, VM2)	President, VVH	Singaporean

Ms. Lee Kwee Jee 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, VM2)	Director, Executive Resource, STPL	Singaporean

Mr. Sum Soon Lim 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (Director, VM2)	Company Director	Singaporean

Mr. Chua Joo Hock Three Lagoon Drive, Suite 220 Redwood City, CA 94065 (Senior Vice President, VM2)	Senior Vice President, VM2	Singaporean

Mr. Yeo Choon Tat 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Senior Vice President, VM2)	Senior Vice President, VM2	Singaporean

CUSIP No. 398081109	13D/A	24 of 28

The following is a list of the directors and executive officers of VVH:

Name, Business Address and Position
at VVH	Present Principal Occupation	Citizenship

Mr. Lim Ho Kee Singapore Post 10 Eunos Road 8 Singapore Post Centre #09-02 Singapore 408600 (Director, VVH)	Company Director	Singaporean

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, VVH)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

Mr. Lee Kheng Nam 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (President and Director, VVH)	President, VVH	Singaporean

Mr. Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, VVH)	Company Director	Singaporean

Mr. Freddy Walter Orchard Government of Singapore Investment Corporation Pte Ltd 168 Robinson Road #37-01 Capital Tower Singapore 068912 (Director, VVH)	Consultant	Singaporean

Mr. Oo Soon Hee Natsteel Ltd 22 Kling Road Singapore 628048 (Director, VVH)	Company Director	Singaporean

The following is a list of the directors and executive officers of STPL:

Name, Business Address and Position
at STPL	Present Principal Occupation	Citizenship

Mr. Teo Ming Kian Economic Development Board 250 North Bridge Road #25-00 Raffles City Tower Singapore 179101 (Chairman of STPL)	Chairman, Economic Development Board of Singapore	Singaporean

CUSIP No. 398081109	13D/A	25 of 28

Name, Business Address and Position
at STPL	Present Principal Occupation	Citizenship

Ms. Ho Ching Temasek Holdings (Private) Limited 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chairman of STPL)	Director, Temasek Holdings (Private) Limited (an investment holding company)	Singaporean

Mr. Peter Seah Lim Huat Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, President & CEO of STPL)	President & CEO of STPL	Singaporean

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, Managing Director and Chief Operating Officer of STPL)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

Mr. Davinder Singh Drew & Napier 20 Raffles Place #17-00 Ocean Towers Singapore 048620 (Director of STPL)	Managing Partner, Drew & Napier (a law firm)	Singaporean

Mr. Wong Kok Siew SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360 (Director of STPL)	Deputy Chairman and CEO, SembCorp Industries Ltd (an investment holding company with key businesses in utilities, engineering and construction, environmental engineering, logistics and marine engineering)	Singaporean

Mr. Goh Geok Ling Tuas Power Ltd 111 Somerset Road #12-02 Singapore 238164 (Director of STPL)	Director	Singaporean

Mr. Ng Boon Yew 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Group Chief Financial Officer of STPL)	Group Chief Financial Officer, STPL	Singaporean

CUSIP No. 398081109	13D/A	26 of 28

The following is a list of the directors and executive officers of STT Comm:

Name, Business Address and Position
at STT Comm	Present Principal Occupation	Citizenship

Mr. Tan Guong Chin New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Chairman and Director, STT Comm)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (President, CEO and Director, STT Comm)	President and CEO, ST Tel and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Comm)	Company Director	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Comm)	Company Director	Singaporean

Lim Ming Seong 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director, STT Comm)	Chairman, CSE Systems and Engineering, Ltd	Singaporean

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Company Secretary, STT Comm)	Senior Vice President, Legal and General Counsel, ST Tel and STT Comm	Singaporean

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Com)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

CUSIP No. 398081109	13D/A	27 of 28

The following is a list of the directors and executive officers of ST Tel:

Name, Business Address and Position
at ST Tel	Present Principal Occupation	Citizenship

Tan Guong Ching New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Chairman/Director, ST Tel)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (President, CEO and Director, ST Tel)	President and CEO, ST Tel and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, ST Tel)	Company Director	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, ST Tel)	Company Director	Singaporean

Lim Ming Seong 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director, ST Tel)	Chairman, CSE Systems and Engineering Ltd.	Singaporean

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, ST Tel)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Company Secretary, ST Tel)	Senior Vice President, Legal and General Counsel ST Tel and STT Comm	Singaporean

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INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 3.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002)

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002)

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D/A, Amendment No. 3 with respect to the ownership by each of the undersigned of shares of GRIC Communications, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Vertex Technology Fund Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: November 12, 2003	By:	/s/	Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte. Ltd

Date: November12, 2003	By:	/s/	Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte Ltd

Date: November 7, 2003	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Lee Kheng Nam

Date: November 7, 2003		/s/	Lee Kheng Nam

Green Dot Capital (BVI) Inc.

Date: November 10, 2003	By:	/s/	Ng Hark Seng

Ng Hark Seng
	Title:	Director

STT Ventures Ltd

Date: November 12, 2003	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev

STT Communications Ltd

Date: November 12, 2003	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev

Singapore Technologies Telemedia Pte Ltd

Date: November 12, 2003	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev

Singapore Computer Systems Ltd

Date: November 7, 2003	By:	/s/	Pek Yew Chai

Pek Yew Chai
	Title:	President, CEO and Director